Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

DECEMBER 31, 2019 AND 2018

(Presented in thousands of United States dollars, unless otherwise stated)

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s /Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 10, 2020

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Silver Mines Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Fortuna Silver Mines Inc.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 10, 2020

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Silver Mines Inc.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Controls and Procedures – Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Fortuna Silver Mines Inc.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 10, 2020

Fortuna Silver Mines Inc.

Consolidated Income Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars, except per share amounts)

	Years ended December 31,
	2019	2018
Sales (note 23)	$257,187	$263,296
Cost of sales (note 24)	172,606	166,725
Mine operating income	84,581	96,571

General and administration (note 25)	29,805	26,189
Exploration and evaluation	2,411	723
Share of loss from associates (note 11)	225	21
Foreign exchange loss (note 12)	13,335	6,091
Other expenses (note 26)	4,611	1,961
	50,387	34,985

Operating income	34,194	61,586

Investment gains (note 12)	11,024	-
Interest and finance (costs) income, net (note 27)	(24)	384
Gain (loss) on derivatives	(1,223)	5,370
	9,777	5,754

Income before income taxes	43,971	67,340

Income taxes (note 28)
Current income tax expense	32,631	30,563
Deferred income tax (recovery) expense	(12,456)	2,787
	20,175	33,350

Net income for the year	$23,796	$33,990

Earnings per share (note 22)
Basic	$0.15	$0.21
Diluted	$0.14	$0.21

Weighted average number of common shares outstanding (000's)
Basic	160,193	159,785
Diluted	164,525	161,636

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars)

	Years ended December 31,
	2019	2018
Net income for the year	$23,796	$33,990

Items that will remain permanently in other comprehensive income:
Changes in fair value of marketable securities, net of $nil tax	-	(69)
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(665)	(156)
Total other comprehensive loss for the year	(665)	(225)
Comprehensive income for the year	$23,131	$33,765

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(Presented in thousands of US dollars)

	December 31,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$83,404	$90,503
Short term investments	-	72,824
Trade and other receivables (note 5)	47,707	32,769
Inventories (note 6)	14,471	14,386
Other current assets (note 7)	5,495	7,341
Assets held for sale (note 8)	1,069	1,097
	152,146	218,920
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	353,519	312,800
Plant and equipment (note 10)	378,509	192,200
Investment in associates (note 11)	1,331	4,277
Long-term receivables and other (note 12)	38,389	15,241
Deposits and advances to contractors (note 13)	12,171	43,079
Total assets	$936,065	$786,517

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$65,286	$48,734
Income taxes payable	12,400	8,358
Current portion of lease obligations (note 3(u) and 16)	8,831	3,395
Current portion of closure and reclamation provisions (note 19)	3,257	841
	89,774	61,328
NON-CURRENT LIABILITIES
Debt (note 17)	146,535	69,302
Deferred tax liabilities (note 28 (c))	20,915	31,444
Closure and reclamation provisions (note 19)	27,868	15,102
Lease obligations (notes 3(u) and 16)	15,048	5,371
Other liabilities (note 18)	499	1,166
Total liabilities	300,639	183,713

SHAREHOLDERS' EQUITY
Share capital (note 21)	422,145	420,467
Reserves	26,094	18,946
Retained earnings	187,187	163,391
Total shareholders' equity	635,426	602,804

Total liabilities and shareholders' equity	$936,065	$786,517

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Cashflows

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars)

	Years ended December 31,
	2019	2018
OPERATING ACTIVITIES
Net income for the year	$23,796	$33,990
Items not involving cash
Depletion and depreciation	46,003	44,774
Accretion expense	939	830
Income taxes	20,175	33,350
Interest expense	857	1,562
Interest income	(1,838)	-
Share based payments expense, net of cash settlements	4,567	(2,051)
Share of loss from associates	225	21
Unrealized foreign exchange loss	509	453
Unrealized foreign exchange loss, Lindero construction (note 12)	11,465	3,854
Investment gains, Lindero construction	(11,024)	-
Unrealized (gain) loss on derivatives	2,646	(4,974)
Write-downs and other	5,592	2,806
	103,912	114,615
Trade and other receivables	(14,309)	4,257
Prepaid expenses	1,621	(496)
Inventories	(1,036)	1,792
Trade and other payables	3,021	(1,588)
Closure and reclamation payments	(352)	(682)
Cash provided by operating activities	92,857	117,898
Income taxes paid	(31,521)	(35,698)
Interest paid	(824)	(1,576)
Interest received	2,493	2,831
Net cash provided by operating activities	63,005	83,455

INVESTING ACTIVITIES
Purchases of short-term investments	(45,145)	(237,787)
Redemptions of short-term investments	128,320	191,632
Investments in associates	-	(1,148)
Expenditures on Lindero construction	(189,653)	(59,535)
Capitalized interest on Lindero construction	(6,005)	(1,573)
Additions to mineral properties, plant and equipment	(28,473)	(36,788)
Contractor advances on Lindero construction and other expenditures	(19,743)	(48,191)
Advances applied to Lindero construction and other expenditures	50,650	5,112
Proceeds from sale of assets	229	13
Additions to long-term receivables	(35,394)	(16,788)
Cash used in investing activities	(145,214)	(205,053)

FINANCING ACTIVITIES
Transaction costs on debt modification	-	(1,338)
Transaction costs on convertible debenture (note 17(b))	(2,490)	-
Proceeds from credit facility (note 17(a))	40,000	30,000
Proceeds from convertible debenture (note 17(b))	46,000	-
Proceeds from issuance of common shares	-	959
Payments of lease obligations	(8,385)	(907)
Cash provided by financing activities	75,125	28,714
Effect of exchange rate changes on cash and cash equivalents	(15)	313
Decrease in cash and cash equivalents during the year	(7,099)	(92,571)
Cash and cash equivalents, beginning of the year	90,503	183,074
Cash and cash equivalents, end of the year	$83,404	$90,503

Cash and cash equivalents consist of:
Cash	$30,984	$24,535
Cash equivalents	52,420	65,968
Cash and cash equivalents, end of the year	$83,404	$90,503

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debenture	Foreign Currency reserve	Retained earnings	Total equity
Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$-	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	33,990	33,990
Other comprehensive loss	-	-	-	(156)	(69)	-	-	-	(225)
Total comprehensive income	-	-	-	(156)	(69)	-	-	33,990	33,765

Transactions with owners of the Company
Shares issued on vesting of share units	78,150	388	(388)	-	-	-	-	-	-
Exercise of stock options	20,000	21	(8)	-	-	-	-	-	13
Exercise of warrants	204,462	1,890	(944)	-	-	-	-	-	946
Share-based payments (note 20)	-	-	4,496	-	-	-	-	-	4,496
	302,612	2,299	3,156	-	-	-	-	-	5,455

Balance at December 31, 2018	159,939,595	$420,467	$17,882	$(9)	$(42)	$-	$1,115	$163,391	$602,804

Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$-	$1,115	$163,391	$602,804
Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	23,796	23,796
Other comprehensive loss	-	-	-	(665)	-	-	-	-	(665)
Total comprehensive income	-	-	-	(665)	-	-	-	23,796	23,131

Transactions with owners of the Company
Shares issued on vesting of share units	351,958	1,678	(1,678)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	4,666	-	-	-	-	-	4,666
Equity portion of convertible debenture, net of tax (note 17 (b))	-	-	-	-	-	4,825	-	-	4,825
	351,958	1,678	2,988	-	-	4,825	-	-	9,491

Balance at December 31, 2019	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$635,426

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

1.	Nature of Operations

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the San Jose silver and gold mine (“San Jose”) in southern Mexico, and the Lindero Gold Project (“Lindero Mine”), which is under construction, in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Presentation

Statement of Compliance

These consolidated financial statements (“financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2019.

On March 10, 2020, the Company's Board of Directors approved these financial statements for issuance.

Presentation and Functional Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 30) at the end of each reporting period.

3.	Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these financial statements.

(a)	Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At December 31, 2019, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Mine

(b)	Foreign Currency Translation

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(c)	Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Short-term investments consist of term deposits with original maturities in excess of three months but less than twelve months. Cash, cash equivalents and short-term investments are designated as amortized cost.

(d)	Inventories

Inventories include mineral concentrates, stockpiled ore, materials and supplies. Costs allocated to metal inventories are based on average costs, which include direct mining costs, direct labor and material costs, mine site overhead, depletion and amortization. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition. If carrying value exceeds net realizable amount, a write down is recognized. The write down may be reversed in a subsequent period if the circumstances which caused the write down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(e)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity’s financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the associate operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. When there is objective evidence that an investment is impaired, a quantitative impairment test is performed and a loss is recorded if the recoverable amount is lower than the carrying amount. Impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

(f)	Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

•	the property has mineral reserves as referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and

•	when legal, permitting and social matters have been resolved sufficiently to allow mining of the ore body.

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

(g)	Mineral Properties, Plant and Equipment

i.	Operational Mining Properties and Mine Development

For operating mines, all mineral property expenditures are capitalized and amortized based on a unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves and the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which typically include a portion of inferred resources, and therefore differ from the life-of-mine plans we publish as part of our NI 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that we have historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose and Caylloma we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose and Caylloma are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, we use statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25% at 90 percent confidence globally, we classify it as an inferred resource. This is equivalent to stating that we have 95 percent confidence that greater than 75% of the inferred tonnes, grade,and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

As part of our process to include inferred resources into our life-of-mine production plans, we apply an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs, and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources that we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2019 and 2018 life-of-mine plans were 90% at San Jose and 80% at Caylloma.

The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2019 life-of-mine evaluation for each operation as of December 31, 2019, was San Jose 29% (2018 and 2017: 21% and 23%); Caylloma 45% (2018 and 2017: 48% and 60%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Revisions to these estimates are accounted for in the period in which the change in the estimate arises.

Costs of abandoned properties are written-off.

-	Commercial Production

Capital work in progress consists of expenditures for development of a mine and construction of related processing facilities, and includes costs of testing whether the asset is functioning properly, after deducting the net proceeds from selling metals produced while bringing the asset to the condition necessary for it to be capable of operating in the manner intended by management (“commercial production”). Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative factors including but not limited to the following:

•	all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed; and

•	the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production, depletion of each mining property will commence on a unit-of-production basis. Any costs incurred after the commencement of commercial production are capitalized to the extent they give rise to a future economic benefit.

ii.	Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Machinery and equipment (1)	3-12 years	Straight line
Furniture and other equipment (1)	2-12 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1) The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Page | 10

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are capable of operating in the manner intended by management. Any revenues generated prior to commencement of commercial production are credited against the carrying value of the qualifying asset.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

(h)	Asset Impairment

At the end of each reporting period, the Company assesses for impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used, the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

Page | 11

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

(i)	Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”), are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are capable of operating in the manner intended by management.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•	expenditures for the qualifying asset are being incurred;

•	borrowing costs are being incurred; and,

•	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are capable of operating in the manner intended by management are expensed.

Transaction costs, including legal, upfront commitment fees and other costs of issuance, associated with debt are recorded against the debt and are amortized over the term of the credit facility using the effective interest rate method.

All other borrowing costs are expensed in the period in which they are incurred.

(j)	Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

•	The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,

•	the sale of the non-current asset is highly probable. For the sale to be highly probable:

o	the appropriate level of management must be committed to a plan to sell the asset;

o	an active program to locate a buyer and complete the plan must have been initiated;

o	the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

o	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

o	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated and are recorded at the lower of their carrying amount and fair value less costs to sell.

(k)	Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (“temporary differences”). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

Page | 12

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

•	goodwill; and

•	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(l)	Provisions

i.	Closure and Reclamation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer a future benefit related to the costs and as such, the amounts are expensed. Revisions in estimates or new disturbances result in an adjustment to the CRP with an offsetting adjustment to the asset, unless there is no future benefit, in which case they are expensed.

ii.	Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

Page | 13

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

iii.	Other Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material the provision is discounted using an appropriate current market based pre-tax discount rate.

(m)	Share Capital

Common shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a deduction from the proceeds.

(n)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

Share-based payment expenses relating to cash-settled awards, including deferred and restricted share units are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for any changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i.	Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii.	Deferred Share Unit Plan

Deferred share units (“DSU”) are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

Page | 14

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

iii.	Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015. All RSUs granted prior to March 1, 2015 were governed by the restricted share unit plan dated November 12, 2010.

-	Restricted Share Units

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled RSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in other liabilities.

For equity-settled RSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant, and the fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

-	Performance Share Units

The Company’s PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled PSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares, the vesting of each PSU grant and the expected performance factors with a corresponding amount recorded in other liabilities.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors. The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(o)	Related Party Transactions

Parties are related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities, and include key management personnel of the Company. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

(p)	Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, adjusted for the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and equity settled units issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive. Dilution from convertible debentures is calculated using the if-converted method, based on the number of shares to be issued upon conversion of the convertible debentures, with a corresponding adjustment to net income for the after-tax interest expense related to the convertible debentures.

(q)	Financial Instruments

i	Classification and measurement of financial assets and financial liabilities

Financial assets are measured as either: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Components of compound financial instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The financial liability is initially recognized at fair value, net of an allocation of issuance costs, and is subsequently measured at amortized cost. The equity component is initially measured based on the residual amount, net of an allocation of issuance costs, and is not subsequently remeasured.

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of our own equity instruments. No gain or loss is recognized on the issue of our own equity instruments, unless the equity is issued to settle a liability.

Financial Liabilities at Amortized Cost – Financial liabilities are measured at amortized cost using the effective interest method, unless they are required to be measured at fair value through profit or loss (“FVTPL”), or the Company has opted to measure them at FVTPL. Debt and accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The following accounting policies apply to the subsequent measurement of financial assets:

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

ii  Impairment of Financial Assets

An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

For the Company’s trade receivables, it determines the lifetime expected losses for all of its trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required.

iii  Hedge Accounting

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

(r)    Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 23 of these financial statements.

(s)    Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

(t)    Significant Accounting Estimates and Judgements

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated financial statements for the year ended December 31, 2019, the Company applied the critical estimates, assumptions and judgements as disclosed in note 4.

(u)    Adoption of New Accounting Standards

i.    IFRS 16 Leases

Prior to the adoption of IFRS 16 on January 1, 2019, a lease was classified as a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset were transferred from the lessor to the lessee by the agreement. At the commencement of the lease term, finance leases were recognized as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The assets were depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments was recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings were recorded separately if the lease payments could be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in profit or loss using the straight line method over their estimated useful lives.

The following is the new accounting policy for leases under IFRS 16, effective January 1, 2019:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated depreciation, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is depreciated from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	the exercise price under a purchase option that the Company is reasonably certain to exercise;

•	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

•	penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in the consolidated statement of income in the period in which they are incurred.

The ROU assets are presented within “Plant and equipment” and the lease liabilities are presented in “Lease obligations” on the balance sheet.

ii.   Adoption of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;

•	excluded initial direct cost from measuring the right of use asset at the date of initial application; and

•	used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for those leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing its right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

The Company leases various pieces of equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	(6,120)
Non-current portion	$9,963

iii.  Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting for a tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its financial statements.

(v)    New Accounting Standards Issued but not yet Effective

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these financial statements.

Page | 20

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The following amended standards and interpretations are not expected to have a significant impact on the Company’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards.
•	Definition of a Business (Amendments to IFRS 3).
•	Definition of Material (Amendments to IAS 1 and IAS 8).

4.   Use of Estimates, Assumptions and Judgements

(a)    Critical Accounting Estimates and Assumptions

Many of the amounts included in the consolidated financial statements require management to make judgements and/or estimates. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

i.    Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of NI 43-101. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental reclamation provision. As at December 31, 2019 we have used the following long-term prices for our reserve and resource estimations: gold $1,380/oz, silver $17/oz, lead $2,170/t and zinc $2,590/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement, and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key judgements of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) of these financial statements.

ii.   Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated income statement when a property is abandoned or when there is an impairment.

Page | 21

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable.

In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

iii.  Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.

Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

iv.   Revenue Recognition

The Company’s sales of metal in concentrates allow for price adjustments based on the market price at the end of the relevant quotational period (“QP”) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on the prevailing spot price on a specified future date. At each balance sheet date, the Company estimates the value of the trade receivable using forward metal prices.

Adjustments to the sale price occurs based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP is generally between one and three months. Any future changes over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 23 of these financial statements.

v.    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Page | 22

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

(b)    Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i.    Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and losses carried forward. The determination of the ability of the Company to utilize tax loss carryforwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

ii.   Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

iii.  Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

iv.   Leases

Significant estimates, assumptions and judgments made by management on the adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgments over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Page | 23

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

5.	Trade and Other Receivables

	December 31,	December 31,
	2019	2018
Trade receivables from concentrate sales	$33,642	$28,132
Advances and other receivables	2,419	3,179
Value added taxes recoverable	11,646	1,458
Accounts and other receivables	$47,707	$32,769

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers. No amounts were past due as at December 31, 2019 and 2018.

6.	Inventories

	December 31,	December 31,
	2019	2018
Concentrate stockpiles	$2,640	$1,671
Ore stockpiles	3,730	3,166
Materials and supplies	8,101	9,549
Inventories	$14,471	$14,386

During the year ended December 31, 2019, the Company expensed $169,711 (December 31, 2018 –$162,751) of inventories to cost of sales and wrote down $1,328 (December 31, 2018 - $206) of materials and supplies to their net realizable value, with such write downs included in cost of sales.

7.	Other Current Assets

	December 31,	December 31,
	2019	2018
Derivative assets	$-	$2,646
Income tax recoverable	2,553	136
Prepaid expenses	2,942	4,559
Other current assets	$5,495	$7,341

8.	Assets Held for Sale

Changes to assets held for sale during the years ended December 31, 2019 and 2018 are as follow:

Balance at December 31, 2017	$1,701
Transfer from property, plant and equipment	194
Disposals	(107)
Write-downs	(691)
Balance at December 31, 2018	1,097
Disposals	(28)
Balance at December 31, 2019	$1,069

Page | 24

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

9.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	6,396	7,838	34,485	2,652	51,371
Changes in closure and reclamation provision	223	886	13,527	-	14,636
Write-downs	-	-	-	(2,516)	(2,516)
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	6,228	16,544	-	-	22,772
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857

Net Book Value at December 31, 2019	$53,809	$87,911	$203,866	$7,933	$353,519

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	8,240	12,035	14,782	3,647	38,704
Changes in closure and reclamation provision	716	(624)	918	-	1,010
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885

ACCUMULATED DEPLETION
Balance at December 31, 2017	$61,053	$63,506	$-	$-	$124,559
Depletion	7,154	16,372	-	-	23,526
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085

Net Book Value at December 31, 2018	$53,418	$95,731	$155,854	$7,797	$312,800

During the year ended December 31, 2019, the Company capitalized $5,259 (December 31, 2018 - $1,125) of interest related to the construction of the Lindero Mine.

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Exploration and Evaluation Assets

	Mexico		Argentina			Serbia
	Tlacolula	Pachuca	Arizaro	Esperanza	Incachule	Barje	Others	Total
Balance at December 31, 2017	$3,128	$-	$367	$82	$82	$491	$-	$4,150
Additions	170	-	567	706	684	1,447	73	3,647
Balance at December 31, 2018	3,298	-	934	788	766	1,938	73	7,797
Additions	218	962	2	-	-	1,318	152	2,652
Write-off	-	(962)	-	(788)	(766)	-	-	(2,516)
Balance at December 31, 2019	$3,516	$-	$936	$-	$-	$3,256	$225	$7,933

During the year ended December 31, 2019, the Company incurred $2,652 (December 31, 2018 - $3,647) of exploration and evaluation expenditures of which $962 were expensed. In addition, the Company wrote down $1,554 relating to two greenfield exploration projects (December 31, 2018 – nil).

Page | 25

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

10.	Plant and Equipment

	Machinery and equipment	Land, buildings and leasehold improvements	Furniture, other equipment and Transport units	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16 (note 3(u))	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	74,188	141,318	11,066	20,727	52,964	6,140	306,403
Additions	1,185	714	3,464	14,944	177,017	9,718	207,042
Changes in closure and reclamation provision	171	-	-	-	-	-	171
Disposals	(1,038)	-	(87)	-	-	-	(1,125)
Reclassifications	740	17,700	1,640	-	(10,646)	(9,434)	-
Balance at December 31, 2019	$75,246	$159,732	$16,083	$35,671	$219,335	$6,424	$512,491

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(746)	-	(79)	-	-	-	(825)
Depreciation	7,117	12,813	2,091	5,899	-	-	27,920
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982

Net Book Value at December 31, 2019	$33,032	$81,372	$8,681	$29,665	$219,335	$6,424	$378,509

(1)	The Company leases equipment that was previously classified as a finance lease under IAS 17. On January 1, 2019, these leases were classified as right-of-use assets under IFRS 16 and the carrying amount of $13,411 and the lease liability of $8,767 were determined based on the carrying amount of these assets and their related lease liability immediately before this date.

	Machinery and equipment	Land, buildings and leasehold improvements	Furniture, other equipment and transport units	Equipment under finance lease	Capital work in progress- Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2017	$62,217	$131,738	$7,478	$7,295	$4,360	$8,561	$221,649
Additions	3,122	390	7,405	-	59,356	8,858	79,131
Changes in closure and reclamation provision	550	-	-	-	-	-	550
Disposals	(1,859)	-	(358)	(26)	-	-	(2,243)
Reclassifications	10,158	9,190	(3,459)	6,142	(10,752)	(11,279)	-
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087

ACCUMULATED DEPRECIATION
Balance at December 31, 2017	$27,570	$52,353	$4,552	$3,510	$-	$-	$87,985
Disposals	(1,719)	-	(295)	(26)	-	-	(2,040)
Reclassifications	3,152	538	18	(3,708)	-	-	-
Depreciation	6,840	12,656	1,115	331	-	-	20,942
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887

Net Book Value at December 31, 2018	$38,345	$75,771	$5,676	$13,304	$52,964	$6,140	$192,200

Page | 26

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

11.	Investment in Associates

As at December 31, 2019, investments in associates were comprised of:

	Proportion of ownership held		Market Value (C$)
	December 31,		December 31,
Name	2019	2018	2019	2018
Medgold Resources Corp. ("Medgold")	22%	22%	$1,265	$2,740
Prospero Silver Corp. ("Prospero")	27%	27%	$464	$927

Medgold and Prospero are Canadian public companies which both trade on the TSX Venture Exchange under the ticker symbols MED and PSL, respectively, and are quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia, and Prospero’s principal business activity is the acquisition and exploration of resource properties in Mexico.

	Medgold	Prospero	Total
Balance at December 31, 2017	$2,694	$-	$2,694
Shares and warrants presented as marketable securities, December 31, 2017	-	556	556
Fair value adjustments prior to May 18, 2018	-	(99)	(99)
Exercise of warrants	-	624	624
Purchase of additional shares	249	274	523
Share of net income (loss)	132	(153)	(21)
Balance at December 31, 2018	3,075	1,202	4,277
Write down of investment	(1,937)	(784)	(2,721)
Share of net loss	(164)	(61)	(225)
Balance at December 31, 2019	$974	$357	$1,331

During the year ended December 31, 2019, the Company wrote-down its investments in Prospero to $357 and in Medgold of $974.

12.	Long-Term Receivables and Other

	December 31,	December 31,
	2019	2018
Value added tax recoverable - Lindero (1)	$34,176	$15,241
Value added tax recoverable - San Jose (2)	2,036	-
Income tax recoverable (note 33 (d))	1,310	-
Other assets	867	-
Long-term receivables and other	$38,389	$15,241

(1)	The Company expects to start recovering the value added tax amount after commencement of commercial production at the Lindero Mine.

(2)	The Company expects to start recovering the value added tax amount during the third quarter of 2021.

During the year ended December 31, 2019, the Company recognized an unrealized foreign exchange loss of $12,137 (December 31, 2018 - $2,769) related to the value added tax recoverable on the construction at the Lindero Mine.

As a result of the devaluation of the Argentine Peso which followed Argentina’s primary election in the third quarter of 2019, the Company implemented an investment strategy to meet its local currency requirements in Argentina and recognized $11,024 of gains from Argentine Peso denominated cross-border securities trades.

Page | 27

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

13.	Deposits and Advances to Contractors

As at December 31, 2019, the Company has advanced $12,164 (December 31, 2018 – $42,938) to contractors related to the construction of the Lindero Mine. During the year ended December 31, 2019, the Company paid $19,175 (December 31, 2018 - $46,453) as deposits for equipment and advances to contractors, and $49,950 of deposits (December 31, 2018 - $3,932) were applied against equipment delivered or services rendered during the year ended December 31, 2019.

14.	Trade and Other Payables

	December 31,	December 31,
	2019	2018
Trade accounts payable	$15,975	$14,099
Lindero construction payables	24,998	13,549
Refundable deposits to contractors	1,496	1,091
Payroll payable	13,627	12,696
Mining royalty payable	1,237	890
Value added taxes payable	224	-
Interest payable	1,457	189
Due to related parties (note 15)	14	17
Other payables	535	931
Derivative liability	894	224
Deferred share units payable (note 20(a))	3,918	3,116
Restricted share units payable (note 20(b))	911	1,932
Total trade and other payables	$65,286	$48,734

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2019 and 2018:

a) Purchase of Goods and Services

During the years ended December 31, 2019 and 2018, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Years ended December 31,
	2019	2018
Personnel costs	$21	$118
General and administrative expenses	189	193
	$210	$311

As at December 31, 2019, the Company had outstanding balances payable to Gold Group Management Inc. of $14 (December 31, 2018 - $17). Amounts due to related parties are due on demand and are unsecured.

Page | 28

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

b) Key Management Personnel

During the years ended December 31, 2019 and 2018, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

	Years ended December 31,
	2019	2018
Salaries and benefits	$4,716	$4,471
Directors fees	702	709
Consulting fees	135	139
Share-based payments	5,449	3,545
	$11,002	$8,864

16.	Lease Obligations

	Minimum lease payments
	December 31,	December 31,
	2019	2018
Less than one year	$9,313	$3,912
Between one and five years	13,521	5,744
More than five years	14,958	-
	37,792	9,656
Less: future finance charges	(13,913)	(890)
Present value of minimum lease payments	$23,879	$8,766

Presented as:
Current portion	$8,831	$3,395
Non-current portion	15,048	5,371

17.	Debt

The movement in debt during the years ended December 31, 2019 and 2018, respectively, are comprised of the following:

	Credit Facility	Debentures	Total
Balance at December 31, 2017	$39,871	$-	$39,871
Loss on modification	653	-	653
Transaction costs paid	(1,338)	-	(1,338)
Amortization of transaction costs	116	-	116
Drawdowns	30,000	-	30,000
Balance at December 31, 2018	69,302	-	69,302
Proceeds from debentures	-	46,000	46,000
Transaction costs paid	-	(2,490)	(2,490)
Portion allocated to equity	-	(7,141)	(7,141)
Transaction costs allocated to equity	-	389	389
Amortization of discount	128	347	475
Drawdowns	40,000	-	40,000
Balance at December 31, 2019	$109,430	$37,105	$146,535

Page | 29

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

a) Credit Facility

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”) with a maturity date of January 26, 2022. The Amended Credit Facility consists of a $40,000 non-revolving credit facility (the “Non-Revolving Facility”), which has been fully drawn and an $80,000 revolving credit facility (the “Revolving Facility”). An upfront lenders fee and transactions cost of $793 were payable on closing of the Amended Credit Facility.

The Amended Credit Facility was further amended on December 13, 2018 (the “Third Amendment and Restated Credit Agreement”) whereby the Revolving Facility was increased by an additional $30,000 to $110,000 for a temporary period from December 13, 2018 to December 31, 2020. At such time, if any part of the additional $30,000 has been advanced it must be repaid by December 31, 2020, and the balance of the Non-Revolving Facility and the Revolving Facility must be repaid on January 26, 2022 as per the terms of the Third Amendment and Restated Credit Agreement. In addition, BNP Paribas was added as a lender. The Company incurred fees of $545 to the lenders which have been charged to transaction costs.

The interest rate on the Amended Credit Facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. and Compania Minera Cuzcatlan S.A. de C.V. and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility.

As at December 31, 2019, there is $40,000 available for drawdown from the Revolving Facility under the Amended Credit Facility. The Company was in compliance with all of the covenants under the credit facility as at December 31, 2019 and December 31, 2018.

b) Convertible Debenture

On October 2, 2019, the Company completed a bought deal public offering (the “Offering”) of senior subordinated unsecured convertible debentures with an aggregate principal amount of $40,000. The Offering was subject to an over-allotment option which was exercised in full on October 8, 2019, pursuant to which an additional $6,000 aggregate principal amount of debentures were issued, bringing the aggregate gross proceeds to the Company under the Offering to $46,000. The debentures issued under the Offering, including those issued upon exercise of the Over-Allotment Option, are collectively referred as the “Debentures”.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1 principal amount of Debentures, subject to adjustment in certain circumstances

Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price.

On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Page | 30

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instrument is an equity instrument.

At initial recognition, gross proceeds of $46,000 from the Debentures were allocated into its debt and equity components. The fair value of the debt component was estimated at $38,859 using a discounted cash flow model method with an expected life of five years and a discount rate of 8.6%. This amount is recorded as a financial liability on an amortized cost basis net of transaction cost using the effective interest method using an effective interest rate of 9.7% until extinguished upon conversion or at its maturity date.

The conversion option of the Debentures is classified as equity and was estimated based on the residual value of $7,141. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. A deferred tax liability of $1,927 related to the taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $2,490 that relate to the issuance of the Debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the Debentures using the effective interest method.

18.	Other Liabilities

	December 31,	December 31,
	2019	2018
Restricted share units (note 20 (b))	$246	$125
Other non-current liabilities	253	1,041
	$499	$1,166

Page | 31

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

19.	Closure and Rehabilitation Provisions

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	394	886	13,390	14,670
Reclamation expenditures	(201)	(150)	-	(351)
Accretion	331	259	136	726
Effect of changes in foreign exchange rates	-	137	-	137
Balance at December 31, 2019	11,324	4,848	14,953	31,125
Less: Current portion	3,048	209	-	3,257
Non-current portion	$8,276	$4,639	$14,953	$27,868

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance at December 31, 2017	$9,624	$4,100	$509	$14,233
Changes in estimate	1,266	(624)	896	1,538
Reclamation expenditures	(559)	(123)	-	(682)
Accretion	469	361	22	852
Effect of changes in foreign exchange rates	-	2	-	2
Balance at December 31, 2018	10,800	3,716	1,427	15,943
Less: Current portion	682	159	-	841
Non-current portion	$10,118	$3,557	$1,427	$15,102

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of reclamation and closure obligations during the year ended December 31, 2019, except for the Lindero Mine, where the Company estimates reclamation and closure cost based on the progress of the mine construction.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,095	$4,850	$17,420	$33,365
Estimated life of mine (years)	10	6	14
Discount rate	3.00%	6.88%	1.94%
Inflation rate	2.00%	3.58%	2.00%

The Company is expecting to incur annual reclamation expenses throughout the life of its mines.

20.	Share Based Payments

During the year ended December 31, 2019, the Company recognized $5,471 (year ended December 31, 2018 - $2,343) of share-based payment expenses related to the outstanding deferred, restricted and performance share units.

For the year ended December 31, 2019, the Company recognized a share-based payment expense of $542, related to stock options (year ended December 31, 2018 – $1,357).

Page | 32

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

(a) Deferred Share Units

	Cash Settled
	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2017	974,179	$5,094
Granted	101,612	482
Units paid out in cash	(225,724)	(1,251)
Changes in fair value	-	(1,209)
Outstanding, December 31, 2018	850,067	3,116
Granted	111,804	455
Changes in fair value	-	347
Outstanding, December 31, 2019	961,871	$3,918

(b) Restricted Share Units

	Cash Settled		Equity Settled
	Number of Restricted Share Units	Fair Value	Number of Restricted Share Units
Outstanding, December 31, 2017	980,476	$3,935	390,751
Granted	87,759	414	422,030
Units paid out in cash	(405,821)	(1,915)	-
Vested	-	-	(78,150)
Forfeited or cancelled	(3,029)	(15)	-
Changes in fair value and vesting	-	(362)	-
Outstanding, December 31, 2018	659,385	2,057	734,631
Granted	139,661	506	633,914
Units paid out in cash	(406,611)	(1,466)	-
Vested	-	-	(201,633)
Changes in fair value and vesting	-	60	-
Outstanding, December 31, 2019	392,435	$1,157	1,166,912
Current portion		911
Non-current portion		246
Outstanding, December 31, 2019		$1,157

During the year ended December 31, 2019, the Company granted 633,914 (year ended December 31, 2018 – 422,030) equity-settled RSUs with a fair value of $3.62 (C$4.83) per share unit (year ended December 31, 2018 – between $4.71 (C$6.20) and $5.54 (C$7.15) per share unit).

(c) Performance Share Units

	Cash Settled		Equity Settled
	Number of Performance Share Units	Fair Value	Number of Performance Share Units
Outstanding, December 31, 2017	553,459	$2,691	-
Granted	-	-	1,002,166
Units paid out in cash	(553,459)	(2,596)	-
Changes in fair value and vesting	-	(95)	-
Outstanding, December 31, 2018	-	-	1,002,166
Granted	-	-	422,609
Vested	-	-	(150,325)
Outstanding, December 31, 2019	-	$-	1,274,450

Page | 33

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

During the year ended December 31, 2019, the Company granted 422,609 (December 31, 2018 – 1,002,166) equity settled, PSUs with a fair value of $3.62 (C$4.83) (December 31, 2018 – $4.71 (C$6.20)) on the grant date. These share units vest as to 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant based on prescribed performance metrics. The PSUs granted during the year ended December 31, 2019 are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

d) Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2019, a total of 1,574,403 stock options were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2017	1,155,527	$5.56
Exercised	(20,000)	0.85
Granted	648,502	6.21
Outstanding, December 31, 2018	1,784,029	5.85
Outstanding, December 31, 2019	1,784,029	$5.85
Vested and exercisable, December 31, 2018	826,680	$5.37
Vested and exercisable, December 31, 2019	1,459,779	$5.77

No options were granted during the year ended December 31, 2019. The assumptions used to estimate the fair value of the stock options granted during the year ended December 31, 2018 were a risk-free interest rate of 1.79% - 1.90%, expected volatility of 67.56% - 68.16%, expected life of 3 years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil. The fair value, as determined using the BlackScholes model, was between $2.06 and $2.38 (C$2.69 and C$3.09) per option granted in the period.

21.	Share Capital

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

22.	Earnings per Share

	Years ended December 31,
Basic	2019	2018
Net income for the year	$23,796	$33,990
Weighted average number of shares (000's)	160,193	159,785
Earnings per share - basic	$0.15	$0.21

	Years ended December 31,
Diluted	2019	2018
Net income for the year	$23,796	$33,990

Weighted average number of shares (000's)	160,193	159,785
Incremental shares from share units	2,215	1,851
Incremental shares from convertible debenture	2,117	-
Weighted average diluted number of shares (000's)	164,525	161,636
Earnings per share - diluted	$0.14	$0.21

For the year ended December 31, 2019, 1,784,029 out of the money options were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (year ended December 31, 2018 – 1,266).

Page | 34

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

23.	Sales

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

By-product and Geographical Area

	Year ended December 31, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$183,197	$183,197
Silver-lead concentrates	39,936	-	39,936
Zinc concentrates	33,686	-	33,686
Provisional pricing adjustments	(740)	1,108	368
Sales to external customers	$72,882	$184,305	$257,187

	Year ended December 31, 2018
	Peru	Mexico	Total
Silver-gold concentrates	$-	$180,151	$180,151
Silver-lead concentrates	40,254	-	40,254
Zinc concentrates	48,831	-	48,831
Provisional pricing adjustments	(1,636)	(4,304)	(5,940)
Sales to external customers	$87,449	$175,847	$263,296

Sales by Major Costumer

	Years ended December 31,
	2019	2018
Customer 1	$184,304	$163,425
Customer 2	72,938	66,429
Customer 3	(55)	33,442
	$257,187	$263,296

24.	Cost of Sales

	Year ended December 31, 2019
	Caylloma	San Jose	Total
Direct mining costs	$35,712	$66,022	$101,734
Salaries and benefits	7,557	7,483	15,040
Workers' participation	717	5,294	6,011
Depletion and depreciation	13,621	30,737	44,358
Royalties	750	3,385	4,135
Write-down of inventories	93	1,235	1,328
	$58,450	$114,156	$172,606

Page | 35

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

	Year ended December 31, 2018
	Caylloma	San Jose	Total
Direct mining costs	$38,788	$60,860	$99,648
Salaries and benefits	7,303	5,889	13,192
Workers' participation	1,726	4,438	6,164
Depletion and depreciation	12,222	32,251	44,473
Royalties	218	3,030	3,248
	$60,257	$106,468	$166,725

For the year ended December 31, 2019, depletion and depreciation includes $2,262 (December 31, 2018 - $nil) of right-of-use assets depreciation.

25.	General and Administration

	Years ended December 31,
	2019	2018
General and administration	$22,315	$21,088
Workers' participation	1,477	1,400
	23,792	22,488
Share-based payments	6,013	3,701
	$29,805	$26,189

26.	Other Expenses

	Years ended December 31,
	2019	2018
Write-down of investment in associate	$2,706	$-
Write-off of mineral properties	1,554	-
Loss on disposal of assets	67	167
Write-off of spare parts	-	398
Write off of assets held for sale	-	691
Other expenses	284	705
	$4,611	$1,961

27.	Interest and Finance (Costs) Income, Net

	Years ended December 31,
	2019	2018
Interest income	$1,838	$3,429
Interest expense	(857)	(1,092)
Bank stand-by and commitment fees	(415)	(470)
Accretion expense	(590)	(830)
Loss on debt restructuring	-	(653)
	$(24)	$384

Page | 36

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

28.	Income Tax

(a)	Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2019	2018
Net income before tax	$43,971	$67,340
Statutory tax rate	27.0%	27.0%
Anticipated income tax at statutory rates	11,872	18,182
Non-deductible expenditures	2,507	1,935
Differences between Canadian and foreign tax rates	1,353	2,159
Changes in estimate	856	(679)
Effect of change in tax rates	345	299
Inflation adjustment	(12,158)	(6,408)
Impact of foreign exchange	11,773	10,377
Changes in deferred tax assets not recognized	(2,254)	(287)
Mining taxes	3,241	4,383
Withholding taxes	2,367	3,180
Other items	273	209
Total income tax expense	$20,175	$33,350

Total income tax represented by:
Current income tax expense	$32,631	$30,563
Deferred tax expense	(12,456)	2,787
	$20,175	$33,350

(b)	Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2019	2018
Current tax expense
Current taxes on profit for the year	$32,246	$30,515
Changes in estimates related to prior years	385	48
	$32,631	$30,563

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate	$(13,678)	$3,216
Changes in estimates related to prior years	479	(728)
Effect of differences in tax rates	398	16
Effect of changes in tax rates	345	283
	$(12,456)	$2,787

Total tax expense	$20,175	$33,350

Page | 37

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

(c)	Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31,	December 31,
	2019	2018
Deferred tax assets:
Reclamation and closure cost obligation	$9,530	$4,594
Carried forward tax loss	14,020	3,386
Accounts payable and accrued liabilities	7,731	5,642
Deductibility of resource taxes	3,140	3,436
Lease obligations	5,317	-
Other	1	190
Total deferred tax assets	$39,739	$17,248

Deferred tax liabilities:
Mineral properties	$(44,825)	$(34,541)
Mining and foreign withholding taxes	(5,281)	(8,412)
Equipment and buildings	(3,621)	(4,413)
Convertible debenture	(1,857)	-
Inflation	(4,939)	-
Other	(131)	(1,326)
Total deferred tax liabilities	$(60,654)	$(48,692)

Net deferred tax liabilities	$(20,915)	$(31,444)

	2019	2018
Classification:
Deferred tax assets	$-	$-
Deferred tax liabilities	(20,915)	(31,444)
Net deferred tax liabilities	$(20,915)	$(31,444)

The Company's movement of net deferred tax liabilities is described below:

	2019	2018
At January 1	$31,444	$28,657
Deferred income tax (recovery) expense through income statement	(12,456)	2,787
Deferred income tax expense through equity	1,927	-
At December 31	$20,915	$31,444

Page | 38

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

(d)	Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2019	2018
Unrecognized deductible temporary differences and unused tax losses:
Non capital losses	$72,156	$81,188
Provisions	5,074	5,173
Share issue costs	2,174	3,354
Mineral properties, plant and equipment	-	244
Lease obligation	656	-
Derivative liabilities	894	-
Capital losses	2,496	2,326
Investments in associates	1,397	-
Unrecognized deductible temporary differences	$84,847	$92,285

As at December 31, 2019, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate as follow:

	December 31,	December 31,
	2019	2018
Mexico	$198,214	$97,705
Peru	54,618	69,669

(e)	Tax Loss Carry Forwards

Tax losses have the following expiry dates:

		December 31,		December 31,
	Year of expiry	2019	Year of expiry	2018
Canada	2026 - 2039	$84,200	2026 - 2038	$81,000
Argentina	2020 - 2024	42,500	2019 - 2023	11,900
Mexico	2021 - 2029	369	2021 - 2028	349
Peru	2021	70	2021	238

In addition, as at December 31, 2019, the Company has accumulated Canadian resource-related expenses of $8,188 (2018 - $6,582) for which the deferred tax benefit has not been recognized.

Page | 39

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

29.   Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead and zinc mine

•	Cuzcatlan – operates the San Jose silver-gold mine

•	Mansfield – construction of the Lindero Mine

•	Corporate – corporate stewardship

	Year ended December 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$72,882	$184,305	$-	$257,187
Cost of sales before depreciation and depletion	-	(44,829)	(83,419)	-	(128,248)
Depreciation and depletion in cost of sales	-	(13,621)	(30,737)	-	(44,358)
General, and administration	(17,438)	(4,569)	(7,798)	-	(29,805)
Other expenses	(4,402)	(664)	(1,928)	(13,588)	(20,582)
Finance items	(80)	(1,552)	385	11,024	9,777
Segment (loss) profit before taxes	(21,920)	7,647	60,808	(2,564)	43,971
Income taxes	(511)	(2,761)	(18,032)	1,129	(20,175)
Segment (loss) profit after taxes	$(22,431)	$4,886	$42,776	$(1,435)	$23,796

	Year ended December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$87,449	$175,847	$-	$263,296
Cost of sales before depreciation and depletion	-	(48,035)	(74,217)	-	(122,252)
Depreciation and depletion in cost of sales	-	(12,222)	(32,251)	-	(44,473)
General, and administration	(14,692)	(3,973)	(7,524)	-	(26,189)
Other income (expenses)	(411)	(311)	(3,938)	(4,136)	(8,796)
Finance items	(1,172)	6,263	1,111	(448)	5,754
Segment (loss) profit before taxes	(16,275)	29,171	59,028	(4,584)	67,340
Income taxes	(3,168)	(10,628)	(18,544)	(1,010)	(33,350)
Segment (loss) profit after taxes	$(19,443)	$18,543	$40,484	$(5,594)	$33,990

	December 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$60,134	$116,501	$252,100	$507,330	$936,065
Total liabilities	$162,210	$36,747	$42,264	$59,418	$300,639
Capital expenditures	$1,333	$11,845	$14,046	$211,413	$238,637

	December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$31,739	$174,985	$286,621	$293,172	$786,517
Total liabilities	$84,575	$35,568	$38,220	$25,350	$183,713
Capital expenditures	$1,448	$16,400	$16,224	$83,335	$117,407

Page | 40

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

30.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.
Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Marketable securities – warrants	The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the years ended December 31, 2019 and 2018, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 41

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2019	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$33,642	$-	$33,642	$-	$33,642	$-	$-
	$-	$33,642	$-	$33,642	$-	$33,642	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$83,404	$83,404	$-	$-	$-	$83,404
Other receivables	-	-	2,419	2,419	-	-	-	2,419
	$-	$-	$85,823	$85,823	$-	$-	$-	$85,823

Financial liabilities measured at Fair Value
Interest rate swap liability	$(894)	$-	$-	$(894)	$-	$(894)	$-	$-
	$(894)	$-	$-	$(894)	$-	$(894)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(37,357)	$(37,357)	$-	$-	$-	$(37,357)
Payroll payable	-	-	(15,801)	(15,801)	-	-	-	(15,801)
Share units payable	-	-	(5,075)	(5,075)	-	(5,075)	-	-
Bank loan payable	-	-	(109,430)	(109,430)	-	(110,000)	-	-
Debentures	-	-	(37,105)	(37,105)	-	(38,858)	-	-
Other payables	-	-	(22,403)	(22,403)	-	-	-	(22,403)
	$-	$-	$(227,171)	$(227,171)	$-	$(153,933)	$-	$(75,561)

Page | 42

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2018	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1		Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$28,132	$-	$28,132		$-	$28,132	$-	$-
Metal forward sales contracts	-	2,646	-	2,646		-	2,646	-	-
	$-	$30,778	$-	$30,778		$-	$30,778	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$90,503	$90,503		$-	$-	$-	$90,503
Short term investments	-	-	72,824	72,824		-	-	-	72,824
Other receivables	-	-	3,179	3,179		-	-	-	3,179
	$-	$-	$166,506	$166,506		$-	$-	$-	$166,506

Financial liabilities measured at Fair Value
Interest rate swap liability	$224	$-	$-	$224	$		$224	$-	$-
	$224	$-	$-	$224		$-	$224	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(24,219)	$(24,219)		$-	$-	$-	$(24,219)
Payroll payable	-	-	(14,976)	(14,976)		-	-	-	(14,976)
Share units payable	-	-	(5,173)	(5,173)		-	(5,173)	-	-
Bank loan payable	-	-	(69,302)	(69,302)		-	(70,000)	-	-
Other payables	-	-	(4,030)	(4,030)		-	-	-	(4,030)
	$-	$-	$(117,700)	$(117,700)		$-	$(75,173)	$-	$(43,225)

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

31.	Management of Financial Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2019 and 2018 is as follows:

	December 31,	December 31,
	2019	2018
Cash and cash equivalents	$83,404	$90,503
Short term investments	-	72,824
Derivative assets	-	2,646
Accounts receivable and other assets	47,707	32,769
Income tax receivable	2,553	136
Non-current receivables	38,389	15,241
	$172,053	$214,119

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate are sold to large well-known concentrate buyers.

(b)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

The following are the remaining contractual maturities of financial liabilities at the reporting date. The tables include cash flows associated with principal payments.

	Expected payments due by year as at December 31, 2019
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$65,286	$-	$-	$-	$65,286
Debt	-	110,000	46,000	-	156,000
Income taxes payable	12,400	-	-	-	12,400
Lease obligations	9,313	9,424	4,097	14,958	37,792
Other liabilities	-	499	-	-	499
Capital commitments, Lindero [1]	24,467	-	-	-	24,467
Closure and reclamation provisions	2,699	7,565	1,846	21,255	33,365
	$114,165	$127,488	$51,943	$36,213	$329,809

1) Net of $10.9 million of deposits on equipment and advances to contractors.

	Expected payments due by year as at December 31, 2018
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$48,510	$-	$-	$-	$48,510
Debt	-	-	70,000	-	70,000
Derivative liabilities	224	-	-	-	224
Income tax payable	8,358	-	-	-	8,358
Equipment loan	4,328	5,371	-	-	9,699
Other liabilities	-	1,166	-	-	1,166
Operating leases	1,055	1,248	250	-	2,553
Capital commitments, Lindero	111,940	-	-	-	111,940
Provisions	878	6,738	4,029	6,262	17,907
	$175,293	$14,523	$74,279	$6,262	$270,357

Operating leases includes leases for office premises, computer equipment and other equipment used in the normal course of business.

(c)	Currency risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean peso and Mexican peso. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

As at December 31, 2019 and 2018, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2019
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	626	2,293	13,103	11,762
Accounts receivable and other assets	310	1,827	3,972	117,539
Income tax receivable	-	8,451	-	-
Investments in associates	1,373	-	-	-
VAT - long term receivable	-	-	10,715	2,039,929
Trade and other payables	(8,549)	(19,385)	(214,679)	(1,454,444)
Due to related parties	(18)	-	-	-
Provisions, current	-	-	(3,942)	-
Income tax payable	-	-	(161,900)	-
Other liabilities	-	-	(4,217)	-
Provisions	-	-	(87,459)	-
Total foreign currency exposure	(6,258)	(6,814)	(444,407)	714,786
US$ equivalent of foreign currency exposure	(4,818)	(2,054)	(23,582)	11,815

	December 31, 2018
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	376	941	37,039	6,967
Accounts receivable and other assets	279	3,660	11,836	37,129
Income tax receivable	-	459	-	-
Investments in associates	5,244	-	-	-
VAT - long term receivable	-	-	-	560,873
Trade and other payables	(8,478)	(18,492)	(218,833)	(125,159)
Due to related parties	(23)	-	-	-
Provisions, current	-	-	(2,991)	-
Income tax payable	-	(4,591)	(59,810)	-
Other liabilities	-	-	(2,296)	-
Provisions	-	-	(66,977)	-
Total foreign currency exposure	(2,602)	(18,023)	(302,032)	479,810
US$ equivalent of foreign currency exposure	(2,010)	(5,458)	(16,055)	11,646

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2019 is provided below:

			Effect on foreign
			denominated
Currency (Expressed in $000's)	Change		items
Mexican Peso	+	/-10%	$2,144
Peruvian Soles	+	/-10%	$187
Argentinian Peso	+	/-10%	$1,029
Canadian Dollar	+	/-10%	$438

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed in note 31(f), with the capital controls in effect when the Company commences production at the Lindero Mine, the Company will be required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Mine.

(d)	Metal Price Risk

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at December 31, 2019 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at December 31, 2019. As a matter of policy, we do not hedge our silver production.

Metal (Expressed in $000,s)	Change	Effect on Sales
Silver	+/-10%	$3,424
Gold	+/-10%	$1,767
Lead	+/-10%	$216
Zinc	+/-10%	$281

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. The Company has entered into an interest rate swap for the $40,000 non-revolving credit facility to mitigate the interest rate risk on its debt.

(f)	Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls are in effect until December 31, 2025 and have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

	December 31,	December 31,
	2019	2018
Equity	$635,426	$602,804
Debt	146,535	69,302
Lease obligations	23,879	8,766
Less: Cash, cash equivalents and short-term investments	(83,404)	(163,327)
	$722,436	$517,545

As discussed above, the Company operates in Argentina where the new Argentine government had ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at December 31, 2019 and 2018, the Company was in compliance with its debt covenants..

32.   Supplemental Cashflow Information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Debenture	Lease obligations	Interest rate swaps
As at January 1, 2018	$39,871	$-	$906	$(140)
Additions	30,000	-	9,792	-
Transaction costs	(1,338)	-	-	-
Loss on debt modifications	653	-	-	-
Interest	116	-	-	228
Payments	-	-	(1,932)	-
Changes in fair value	-	-	-	(312)
As at December 31, 2018	69,302	-	8,766	(224)
Initial recognition of IFRS 16	-	-	7,316	-
As at January 1, 2019	69,302	-	16,082	(224)
Additions	40,000	46,000	14,944	-
Interest	128	347	1,848	-
Payments	-	-	(9,048)	-
Transaction costs	-	(2,101)	-	-
Equity component	-	(7,141)	-	-
Foreign exchange	-	-	53	-
Changes in fair value	-	-	-	(670)
As at December 31, 2019	$109,430	$37,105	$23,879	$(894)

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

33.   Contingencies and Capital Commitments

(a)	Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,431 consisting of progressive closure activities of $3,646, final closure activities of $7,156, and post-closure activities of $790. Pursuant to the closure regulations, the Company is required to provide the following guarantees with the government:

•	2019 – $7,237

•	2020 – $9,704

The Company has established a bank letter of guarantee in the amount of $7,237 on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expired on December 31, 2019. Subsequent to December 31, 2019, the Company established a security bond in the amount of $1,300 and a bank letter of guarantee in the amount of $8,394. The security bond and the letter of guarantee expire on January 29, 2021.

(b)	San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1,236 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2019 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022 and May 15, 2020 respectively.

(c)	Other Commitments

As at December 31, 2019, the Company had capital commitments of $36,454, $510, and $124 for civil work, equipment purchases and other services at the Lindero Mine and the Caylloma and San Jose Mines, respectively, expected to be expended within one year.

(d)	Tax Contingencies

Peru

The Company has been assessed $1,310 (4,343 Peruvian Soles), including interest and penalties of $725 (2,405 Peruvian Soles), for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

The Company has recorded the amount paid of $1,310 (4,343 Peruvian Soles) in long-term receivables and other as at December 31, 2019, as the Company believes it is probable that the appeal will be successful (note 12).

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Presented in thousands of US dollars – unless otherwise noted)

(e)	SGM Royalty

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company, supported by legal opinions from three independent law firms, at that time advised the Mexican mining authorities that it was of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register. Those proceedings are ongoing and progressing in accordance with the procedures of the Mexican Administrative Court.

In January 2020, the Company received notice from the DGM proposing to cancel the mining concession if the royalty, in the Mexican peso equivalent of US$30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019) is not paid before March 15, 2020.  In early February 2020, the Company initiated legal proceedings against the DGM to contest the cancellation procedure and also to stay the cancellation process.

The District Court in Mexico City has accepted the filing of the Company’s legal proceedings and also granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the Court is reached on the legality of the cancellation procedure.  The timing of a decision by the Court at first instance in this action against the DGM is uncertain and may take several months.  In the event that the Company is unsuccessful in these proceedings, it may appeal.  If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at December 31, 2019.

(f)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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